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VIA EDGAR

August 2, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joseph Klinko
John Cannarella

Re:	Jayud Global Logistics Limited
Form 20-F for the fiscal year ended December 31, 2023
Filed April 26, 2024
File No. 001-41656

Dear Messrs. Klinko and Cannarella:

On behalf of our client, Jayud Global Logistics Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are submitting this letter in response to your correspondence dated July 22, 2024 (the “Comment Letter”) relating to the above-referenced filing.

The Company is working to respond to the Comment Letter. However, it will require additional time to consider and respond fully to the Staff’s comments. Accordingly, the Company respectfully requests an extension of five business days to respond to the Comment Letter such that it would respond by August 12, 2024.

In the meantime, please do not hesitate to contact me by telephone at (973)666-1805 or via e-mail at lianghaipeng@zhonglun.com with any questions you may have.

Yours sincerely,

/s/ Haipeng Liang
Haipeng Liang

cc:	Mr. Xiaogang Geng, Chairman and Chief Executive Officer, Jayud Global Logistics Limited
Ms. Lin Bao, Chief Financial Officer, Jayud Global Logistics Limited

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